SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)

☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Juliana B. Marriott Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 552*
	6.	SHARED VOTING POWER 2,002,797**
	7.	SOLE DISPOSITIVE POWER 552*
	8.	SHARED DISPOSITIVE POWER 2,002,797**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,003,349
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%***
12.	TYPE OF REPORTING PERSON (see instructions) OO

*	Consists of shares held directly by The Juliana B. Marriott Marital Trust (the “Marital Trust”).

**	Consists of shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.

***	The denominator is based on the 32,611,649 shares of common stock outstanding as of October 10, 2014, as reported on the cover page of the Form 10-Q for the quarter ended September 12, 2014 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juliana B. Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,849*
	6.	SHARED VOTING POWER 2,011,785**
	7.	SOLE DISPOSITIVE POWER 4,849*
	8.	SHARED DISPOSITIVE POWER 2,011,785**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,016,634
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	Consists of 4,370 shares held directly by Juliana B. Marriott (“Mrs. Marriott”) and 479 shares owned by the Estate of Stephen Garff Marriott, of which Mrs. Marriott is the personal representative.

**	Consists of shares of the following: (a) 2,003,349 shares beneficially owned by the Marital Trust and (b) 8,436 shares held in four trusts for the benefit of Mrs. Marriott’s children, for which Mrs. Marriott serves as a trustee. Mrs. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

***	The denominator is based on the 32,611,649 shares of common stock outstanding as of October 10, 2014, as reported on the cover page of the Form 10-Q for the quarter ended September 12, 2014 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Marriott Vacations Worldwide Corporation

(b)	Address of Issuer’s Principal Executive Offices

6649 Westward Boulevard
Orlando, FL 32821

Item 2.

(a)	Name of Person Filing

This Schedule 13D is being filed by The Juliana B. Marriott Marital Trust (the “Trust”) and Juliana B. Marriott (“Ms. Marriott” and, together with the Trust, the “Reporting Persons”).

(b)	Address of the Principal Business Office or, if none, residence

The business address of each Reporting Person is:

c/o Jacqueline M. Perry
JWM Family Enterprises
6106 MacArthur Boulevard, Suite 110
Bethesda, MD 20816

(c)	Citizenship

	Marital Trust	Maryland

	Mrs. Marriott	United States of America

(d)	Title of Class of Securities
Common Stock, $0.01 par value per share

(e)	CUSIP Number
57164Y107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 57164Y107	13G	Page 5 of 6 Pages

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on pages 2 and 3 of this Schedule 13G, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/16/2015
(Date)

The Juliana B. Marriott Marital Trust

By: /s/ Juliana B. Marriott
(Signature)

Juliana B. Marriott, Trustee
(Name and Title)

1/16/2015
(Date)

/s/ Juliana B. Marriott
(Signature)

Juliana B. Marriott
(Name)

Exhibit 1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of this 16th day of January, 2015.

The Juliana B. Marriott Marital Trust

/s/ Juliana B. Marriott
By: Juliana B. Marriott
Title: Trustee

/s/ Juliana B. Marriott
Juliana B. Marriott